Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2009

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes of a Meeting of the Board Of Directors held April 15, 2009

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39                  NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS (03/2009)

Date, Time and Location:
April 15th, 2009, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luiz Antônio, Nº 1343 – 9th floor, in the City and State of São Paulo.

Attendance:
Members of the Board of Directors, dully signed.

Discussed and approved matters:

1.	The members of the Board of Directors analyzed the strategic positioning proposal of Ultracargo, the Company’s business unit in the storage and transportation segments.

2.	The members of the Board of Directors were updated about the acquisition of the fuels distribution business of Chevron Brasil Ltda. and Sociedade Anônima de Óleo Galena Signal.

(Minutes of a meeting of the Board of Directors of Ultrapar Participações S.A., April 15, 2009)

As there were no further matters to be discussed, the meeting was finished, the minutes of this meeting were written, read and approved by all the undersigned members present.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice President

Ana Maria Levy Villela Igel

Paulo Vieira Belotti

Olavo Egydio Monteiro de Carvalho

Nildemar Secches

Renato Ochman

Luiz Carlos Teixeira

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 16, 2009
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Board Minutes)